VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	IBERIABANK Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 000-25756

Dear Mr. Vaughn:

For reasons discussed with Mr. Volley in a telephone conversation earlier today, we hereby request a 10 business day extension of time, to Monday, January 31, 2011, to respond to your letter of comment dated January 3, 2011, regarding the above-captioned filings by IBERIABANK Corporation

If you have any questions or comments regarding this request, please do not hesitate to contact the undersigned at (337) 521-4162.

Sincerely,

/s/ Jeffrey A. Powell

Chief Accounting Officer & Corporate Controller

cc: Michael C. Volley, Staff Accountant-SEC